EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is entered this 3rd day of September, 2008 by and between Biofield Corp, a Delaware corporation ("Biofield" or the “Company”), and David Bruce Hong ("Executive").

IN CONSIDERATION of the premises and the mutual covenants set forth below, the parties hereby agree as follows:

1.    EMPLOYMENT. The Company hereby agrees to employ Executive as the President, Asia Division, and the Company and Executive hereby accept such employment, on the terms and conditions hereinafter set forth.

2.    TERM. The period of employment of Executive by the Company under this Agreement (the "3 years") shall commence on the date hereof (the "Commencement Date") and shall continue through the third anniversary thereof. The Employment Period may be sooner terminated by either party in accordance with Section 6 of this Agreement. Executive and the Company understand and acknowledge that Executive’s employment with the Company constitutes an “at-will” employment.  Subject to the Company’s obligations to provide termination benefits as specified herein, Executive and the Company acknowledge that the Company may terminate this employment relationship at any time, upon written notice to Executive, for any or no cause or reason.

3.    POSITION AND DUTIES. During the Employment Period, Executive shall serve as President and shall report solely and directly to the Company's Chief Executive Officer and Board of Directors as required. Executive shall have those powers and duties normally associated with President in entities comparable to the Company and such other powers and duties as may be prescribed by the Company; PROVIDED THAT, such other powers and duties are consistent with Executive's position as President of the Company. Executive shall devote as much of his working time, attention and energies during normal business hours (other than absences due to illness or vacation) to satisfactorily perform his duties for the Company. Notwithstanding the above, Executive shall be permitted, to the extent such activities do not substantially interfere with the performance by Executive of his duties and responsibilities hereunder to (i) manage Executive's personal, financial and legal affairs and (ii) to serve on civic or charitable boards or committees (it being expressly understood and agreed that Executive's continuing to serve on any such board and/or committees on which Executive is serving, or with which Executive is otherwise associated, as of the Commencement Date shall be deemed not to interfere with the performance by Executive of his duties and responsibilities under this Agreement).

4.    PLACE OF PERFORMANCE. The principal place of employment of Executive shall be at the Company's offices in Hong Kong.

5.    COMPENSATION AND RELATED MATTERS.

                     (a) BASE SALARY AND BONUS. During the Employment Period, the Company shall pay Executive a base salary annualized at the rate of US$100,000.00 per year for the first six months of the Employment Period and US$120,000 per year after the first six months of the Employment Period ("Base Salary"). Executive's Base Salary shall be paid in approximately equal installments in accordance with the Company's customary payroll practices, but at least on a monthly basis. The Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board") shall review Executive's Base Salary for increase (but not decrease) no less frequently than annually and consistent with the compensation practices and guidelines of the Company. If Executive's Base Salary is increased by the Company, such increased Base Salary shall then constitute the Base Salary for all purposes of this Agreement. In addition to Base Salary, Executive may be paid an annual bonus (the "Bonus"), as may be provided for under the annual incentive plan maintained by the Company and/or as the Committee so determines in its sole discretion.

                     (b) EXPENSES. The Company shall promptly reimburse Executive for all business expenses upon the presentation of itemized statements of such expenses in accordance with the Company's policies and procedures now in force or as such policies and procedures may be modified with respect to all senior executive officers of the Company. All travel and incidental travel expenses commensurate with the position of the Executive shall be paid by the Company.

                     (c) VACATION. Executive shall be entitled to the 4 weeks of vacation of paid vacation per year. In addition to vacation, Executive shall be entitled to the number of sick days and personal days per year that other senior executive officers of the Company with similar tenure are entitled under the Company's policies, as detailed in the Employee Handbook. The vacation and sick days may accrue during the length of employment.

                   (d) SERVICES FURNISHED. During the Employment Period, the Company shall furnish Executive, with office space, stenographic and secretarial assistance and such other facilities and services no less favorable than those that he was receiving immediately prior to the date of this Agreement or, if better, as provided to other senior executive officers of the Company.

                   (e) WELFARE, PENSION AND INCENTIVE BENEFIT PLANS AND
PERQUISITES. During the Employment Period, Executive (and his spouse and dependents to the extent provided therein) shall be entitled to participate in and be covered under all the welfare benefit plans or programs which the Company establishes and maintains from time to time for the benefit of its senior executives including, without limitation, all medical, hospitalization, dental, disability, accidental death and dismemberment and travel accident insurance plans and programs. In addition, during the Employment Period, Executive shall be eligible to participate in all pension, retirement, savings and other employee benefit plans and programs which the Company shall establish and maintain from time to time by the Company for the benefit of its senior executives.  *NOTE:  It is understood and agreed that compensation shall commence upon the adequate funding into Biofield.  Necessary to effectuate said compensation.

(f)   STOCK ISSUANCE.  The Company shall grant Executive two hundred fifty thousand (250,000) restricted shares of the Company's common stock.

6.    TERMINATION. Executive's employment hereunder may be terminated during the Employment Period under the following circumstances:

                      (a) DEATH. Executive's employment hereunder shall terminate upon his death.

                      (b) DISABILITY. If, as a result of Executive's incapacity due to physical or mental illness, Executive shall have been substantially unable to perform his duties hereunder for an entire period of six (6) consecutive months, and within thirty (30) days after written Notice of Termination is given after such six (6) month period, Executive shall not have returned to the substantial performance of his duties on a full-time basis, the Company shall have the right to terminate Executive's employment hereunder for "Disability", and such termination in and of itself shall not be, nor shall it be deemed to be, a breach of this Agreement.

                      (c) CAUSE. The Company shall have the right to terminate Executive's employment for Cause, and such termination in and of itself shall not be, nor shall it be deemed to be, a breach of this Agreement. For purposes of this Agreement, the Company shall have "Cause" to terminate Executive's employment upon Executive's:

                (i) final conviction of or plea of guilty or no contest to a felony involving moral turpitude; or

               (ii) willful misconduct that is materially and demonstrably injurious economically to the Company.

                      (d) WITHOUT CAUSE. The Company shall have the right to terminate Executive's employment hereunder without Cause by providing Executive with a Notice of Termination at least thirty (30) days prior to such termination, and such termination shall not in and of itself be, nor shall it be deemed to be, a breach of this Agreement.

                      (e) WITHOUT GOOD REASON. Executive shall have the right to terminate his employment hereunder by providing the Company with a Notice of Termination at least thirty (30) days prior to such termination.

7.    TERMINATION PROCEDURE.

             (a) NOTICE OF TERMINATION. Any termination of Executive's employment by the Company or by Executive during the Employment Period (other than termination pursuant to Section 6(a)) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14.  For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated.

             (b) DATE OF TERMINATION. "Date of Termination" shall mean (i) if Executive's employment is terminated by his death, the date of his death, (ii) if Executive's employment is terminated pursuant to Section 6(b), thirty (30) days after Notice of Termination (provided that Executive shall not have returned to the substantial performance of his duties on a full-time basis during such thirty (30) day period), and (iii) if Executive's employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date (within thirty (30) days after the giving of such notice) set forth in such Notice of Termination.

8.    COMPENSATION UPON TERMINATION OR DURING DISABILITY. In the event Executive is disabled or his employment terminates during the Employment Period, the Company shall provide Executive with the payments and benefits set forth below. Executive acknowledges and agrees that the payments set forth in this Section 8 constitute liquidated damages for termination of his employment during the Employment Period.

             (a) TERMINATION BY COMPANY WITHOUT CAUSE OR BY EXECUTIVE FOR GOOD REASON. If Executive's employment is terminated by the Company without Cause:

(i) within ten (10) days following such termination, the Company shall pay to Executive his Base Salary earned and/or accrued, but unpaid through the Date of Termination, as soon as practicable following the Date of Termination; and (ii) the Company shall maintain in full force and effect, for the continued benefit of Executive, his spouse and his dependents for a period of one (1) year following the Date of Termination the medical, hospitalization, dental, and life insurance programs in which Executive, his spouse and his dependents were participating immediately prior to the Date of Termination at the level in effect and upon substantially the same terms and conditions (including without limitation contributions required by Executive for such benefits) as existed immediately prior to the Date of Termination; PROVIDED, THAT, such Continued Benefits shall terminate on the date or dates Executive receives equivalent coverage and benefits, without waiting period or pre-existing condition limitations, under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit, basis); and

(ii) the Company shall reimburse Executive pursuant to Section 5 for expenses incurred, but not paid prior to such termination of employment.

(b) DISABILITY. During any period that Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness ("Disability Period"), Executive shall continue to receive his full Base Salary set forth in Section 5(a) until his employment is terminated pursuant to Section 6(b).

(i)   the Company shall pay to Executive (A) his Base Salary through the Date of Termination, as soon as practicable  following the Date of Termination, and  (B) Continued Benefits (as defined in Section 8(a)(i) above for one (1) year; and

(ii)  the Company shall reimburse Executive pursuant to Section 5 for expenses incurred, but not paid prior to such termination of employment.

(c) DEATH. If Executive's employment is terminated by his death:

(i) the Company shall pay in a lump sum to Executive's beneficiary, legal representatives or estate, as the case may be, Executive's Base Salary through the Date of Termination.

9.    MITIGATION. Executive shall be required to mitigate amounts payable under this Agreement by seeking other employment or otherwise.

10.   RESTRICTIVE COVENANTS.

               10.1           Executive acknowledges that (i) he has a major responsibility for the operation, administration, development and growth of the Company's business, (ii) the Company's business is international in scope, (iii) his work for the Company has brought him and will continue to bring him into close contact with confidential information of the Company and its customers, and (iv) the agreements and covenants contained in this Section 10 are essential to protect the business interests of the Company and that the Company will not enter into this Agreement but for such agreements and covenants.  Accordingly, Executive covenants and agrees as follows:

10.1.1                      Executive agrees that he shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of Executive’s employment and for the benefit of the Company, either during the period of Executive’s employment or at any time thereafter, any nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which shall have been obtained by Executive during Executive’s employment by the Company.  Included, without limitation, among such protected proprietary or confidential information are trade secrets, trade "know-how", inventions, customer lists, business plans, operational methods, pricing policies, marketing plans, sales plans, identity of suppliers or customers, sales, profits or other financial information, all of which is confidential to the Company and not generally known in the relevant trade or industry.  This subsection 10.1.1 shall not apply to information that (i) was known to the public prior to its disclosure to Executive; (ii) becomes known to the public subsequent to disclosure to Executive through no wrongful act of Executive or any representative of Executive; or (iii) Executive is required to disclose by applicable law, regulation or legal process (provided that Executive provides the Company with prior notice of the contemplated disclosure and reasonably cooperates with the Company at its expense in seeking a protective order or other appropriate protection of such information). Notwithstanding clauses (i) and (ii) of the preceding sentence, Executive’s obligation to maintain such disclosed information in confidence shall not terminate where only portions of the information are in the public domain.

10.1.2                      During Executive’s employment with the Company and for the one (1) year period thereafter, Executive agrees that he will not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, knowingly solicit, aid or induce (i) any managerial level employee of the Company or any of its subsidiaries or affiliates to leave such employment in order to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or knowingly take any action to materially assist or aid any other person, firm, corporation or other entity in identifying or hiring any such employee, or (ii) any customer of the Company or any of its subsidiaries or affiliates to purchase goods or services then sold by the Company or any of its subsidiaries or affiliates from another person, firm, corporation or other entity or assist or aid any other persons or entity in identifying or soliciting any such customer (provided, that the foregoing shall not apply to any product or service which is not covered by the noncompetition provision set forth in subsection 10.1.3 below).

10.1.3                      Executive acknowledges that he performs services of a unique nature for the Company that are irreplaceable, and that his performance of such services to a competing business will result in irreparable harm to the Company. Accordingly, during Executive’s employment hereunder and for the one (1) year period thereafter, Executive agrees that Executive will not, directly or indirectly, (i) compete with respect to any services or products of the Company which are either being offered or are being developed by the Company as of the date of termination; or (ii)  own, manage, operate, control, be employed by (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) or render services to any person, firm, corporation or other entity, in whatever form, engaged in any business of the same type as any business in which the Company or any of its subsidiaries or affiliates is engaged on the date of termination or in which they have proposed, on or prior to such date, to be engaged in on or after such date and in which Executive has been involved to any extent at any time during the twelve (12)-month period ending after the date of termination, in any locale of any country in which the Company conducts business. This subsection 10.1.3 shall not prevent Executive from owning not more than one percent (1%) of the total shares of all classes of stock outstanding of any publicly held entity engaged in such business, nor will it restrict Executive from rendering services to charitable organizations, as such term is defined in Section 501(c) of the United States Internal Revenue Code.

10.1.4                      Executive and the Company agrees that during the Term and for five (5) years thereafter not to make any public statements that disparage the other party, or in the case of the Company, its respective affiliates, employees, officers, directors, products or services. Notwithstanding the foregoing, statements made in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) shall not be subject to this subsection 10.1.4.   For purposes of this subsection 10.1.4, “the Company” shall mean only (i) the Company by press release or other formally released announcement and (ii) Executive officers and directors thereof and not any other employees.

10.1.5                      The Parties acknowledge and agree that the other party’s remedies at law for a breach or threatened breach of any of the provisions of Section 6 of the Agreement and, in recognition of this fact, the parties agree that, in the event of such a breach or threatened breach, in addition to, and not in lieu of any other rights and remedies available to the Company at law or equity, the other party, without posting any bond and without the necessity of proving damages, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunctive or mandatory relief or any other equitable remedy which may then be available, without prejudice to any other rights and remedies which may be available at law or in equity.

10.1.6                      If it is determined by a court of competent jurisdiction in any state or custody that any restriction in Section 10 of this Agreement is excessive in duration or scope or is unreasonable or invalid or unenforceable under the laws of that state, it is the intention of the parties that such restriction shall not affect the remainder of the covenant or covenants which shall be given full effect, without regard to the invalid or unenforceable portions, and that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the law of that state, province, or country.

10.1.7                      The parties hereto intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such Restrictive Covenants.  In the event that the courts of any one or more of such jurisdictions shall hold such Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's right of the relief provided above in the courts of any other jurisdictions within the geographical scope of such Restrictive Covenants, as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants

10.1.8                      The obligations contained in Section 10 of this Agreement shall survive the termination or expiration of Executive’s employment with the Company and shall be fully enforceable thereafter.

11.   INDEMNIFICATION. The Company agrees that if Executive is made a party or a threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that Executive is or was a trustee, director or officer of the Company or any subsidiary of the Company or is or was serving at the request of the Company or any subsidiary as a trustee, director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such Proceeding is alleged action in an official capacity as a trustee, director, officer, member, employee or agent while serving as a trustee, director, officer, member, employee or agent, Executive shall be indemnified and held harmless by the Company to the fullest extent authorized by Delaware law, as the same exists or may hereafter be amended, against all Expenses incurred or suffered by Executive in connection therewith, and such indemnification shall continue as to Executive even if Executive has ceased to be an officer, director, trustee or agent, or is no longer employed by the Company and shall inure to the benefit of his heirs, executors and administrators. As used in this Agreement, the term "Expenses" shall include, without limitation, damages, losses, judgments, liabilities, fines, penalties, excise taxes, settlements, and costs, attorneys' fees, accountants' fees, and disbursements and costs of attachment or similar bonds, investigations, and any expenses of establishing a right to indemnification under this Agreement.

12. ARBITRATION.  Except as provided for in Section 10 of this Agreement, if any contest or dispute arises between the parties with respect to this Agreement, such contest or dispute shall be submitted to binding arbitration for resolution in the Commonwealth of Pennsylvania, in accordance with the rules and procedures of the Employment Dispute Resolution Rules of the American Arbitration Association then in effect. The decision of the arbitrator shall be final and binding on both parties, and any court of competent jurisdiction may enter judgment upon the award.

13.   SUCCESSORS; BINDING AGREEMENT.

         (a) COMPANY'S SUCCESSORS. No rights or obligations of the Company under this Agreement may be assigned or transferred except that the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor to its business and/or assets (by merger, purchase or otherwise) which executes and delivers the agreement provided for in this Section 13 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

         (b) EXECUTIVE'S SUCCESSORS. No rights or obligations of Executive under this Agreement may be assigned or transferred by Executive other than his rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution. Upon Executive's death, this Agreement and all rights of Executive hereunder shall inure to the benefit of and be enforceable by Executive's beneficiary or beneficiaries, personal or legal representatives, or estate, to the extent any such person succeeds to Executive's interests under this Agreement. Executive shall be entitled to select and change a beneficiary or beneficiaries to receive any benefit or compensation payable hereunder following Executive's death by giving the Company written notice thereof. In the event of Executive's death or a judicial determination of his incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to his beneficiary (ies), estate or other legal representative(s). If Executive should die following his Date of Termination while any amounts would still be payable to him hereunder if he had continued to live, all such amounts unless otherwise provided herein shall be paid in accordance with the terms of this Agreement to such person or persons so appointed in writing by Executive, or otherwise to his legal representatives or estate.

14. NOTICE. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:

           David Bruce Hong
Unit 301, 3/F
Dannies House
20 Luard Road
Wan Chai
HONG KONG

If to the Company:

Biofield Corp.
KING OF PRUSSIA BUSINESS CENTER
SUITE C, 1019 WEST NINTH AVENUE
KING OF PRUSSIA PA 19406
UNITED STATES
Attention: CEO

With a copy to:

Stephen W.W. Ching, Jr., Esquire
Obermayer Rebmann Maxwell & Hippel LLP
One Penn Center, 19th Floor
1617 John F. Kennedy Boulevard
Philadelphia, PA 19103-1895
UNITED STATES

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

15. MISCELLANEOUS. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by Executive and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The respective rights and obligations of the parties hereunder of this Agreement shall survive Executive's termination of employment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Pennsylvania without regard to its conflicts of law principles.

16. VALIDITY. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

17. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

18. ENTIRE AGREEMENT. Except as other provided herein, this Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter. Except as other provided herein, any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled.

19. WITHHOLDING. All payments hereunder shall be subject to any required withholding of Federal, state and local taxes pursuant to any applicable law or regulation.

20. NONCONTRAVENTION. The Company represents that the Company is not prevented from entering into, or performing this Agreement by the terms of any law, order, rule or regulation, its by-laws or declaration of trust, or any agreement to which it is a party, other than which would not have a material adverse effect on the Company's ability to enter into or perform this Agreement.

21. SECTION HEADINGS. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

22.  SEVERABILITY.  The invalidity of any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted. If such invalidity is caused by duration, geographic scope or both, the otherwise invalid provision will be considered to be reduced to a period or area which would cure such invalidity.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

BIOFIELD CORP.

By: _______________________
            Michael J. Antonoplos
Chief Executive Officer

Dated:  September 3, 2008

EXECUTIVE

BY:________________________
        David Bruce Hong

Dated:  September 3, 2008